SCHEDULE 13D

(Rule 13d-101)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Delek Logistics Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

24664T 103

(CUSIP Number)

Denise McWatters

Executive Vice President, General Counsel and Corporate Secretary

310 Seven Springs Way, Suite 500

Brentwood, Tennessee 37027

Telephone: (615) 771-6701

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August5, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek US Holdings, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 34,111,278 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 34,111,278 common units
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 34,111,278 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11* Approximately 72.5%
(14)	Type of reporting person HC; CO

*	Based on the number of Common Units (47,029,951) issued and outstanding as of August 5, 2024, as reported to the Reporting Persons by the Issuer.

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek US Energy, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 34,111,278 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 34,111,278 common units
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 34,111,278 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11* Approximately 72.5%
(14)	Type of reporting person HC; CO

*	Based on the number of Common Units (47,029,951) issued and outstanding as of August 5, 2024, as reported to the Reporting Persons by the Issuer.

CUSIP No. 24664T 103

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delek Logistics Services Company
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (please see Item 3)
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 11,065,410 common units
	(8)	Shared voting power 0
	(9)	Sole dispositive power 11,065,410 common units
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 11,065,410 common units
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row 11* Approximately 23.5%
(14)	Type of reporting person CO

*	Based on the number of Common Units (47,029,951) issued and outstanding as of August 5, 2024, as reported to the Reporting Persons by the Issuer.

This Amendment No. 8 (this “Amendment No. 8”) to Schedule 13D is filed by Delek US Energy, Inc., a Delaware corporation (“Delek Energy”), Delek Logistics Services Company., a Delaware corporation (“Delek Services”) and Delek US Holdings, Inc., a Delaware corporation (“Delek” and together with Delek Energy and Delek Services, the “Reporting Persons”) as an amendment to the Schedule 13D filed with the Securities and Exchange Commission on November 20, 2012 (the “Initial 13D”), as amended on March 2, 2016 (“Amendment No. 1”), as amended on November 8, 2016 (“Amendment No. 2”), as amended on February 27, 2017 (“Amendment No. 3”), as amended on March 2, 2017 (“Amendment No. 4”), as amended on April 6, 2020 (“Amendment No. 5”), as amended on August 17, 2020 (“Amendment No. 6”), as amended on March 22, 2022 (“Amendment No. 7”) (the Initial 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, and this Amendment No. 8 may be collectively referred to herein as the “Schedule 13D”). This Amendment No. 8 relates to common units representing limited partner interests (“Common Units”) in Delek Logistics Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Initial 13D. Only those items of the Schedule 13D that are being amended hereby are included herein.

Item 1. Security and Issuer.

This Schedule 13D relates to Common Units of the Issuer, whose principal executive offices are located at 310 Seven Springs Way, Suite 500, Brentwood, Tennessee 37027.

Item 2. Identity and Background.

Item 2(b) is hereby amended and supplemented by adding the following:

The business address of the Reporting Persons is 310 Seven Springs Way, Suite 500, Brentwood, Tennessee 37027.

Item 2(c) is hereby amended and supplemented by adding the following:

Delek is a corporation and has a board of directors and executive officers. The name and present principal occupation of each director and executive officer of Delek (the “Delek Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each director and executive officer is 310 Seven Springs Way, Suite 500, Brentwood, Tennessee 37027.

Delek Energy is a corporation and has a board of directors and executive officers. The name and present principal occupation of each director and executive officer of Delek Energy (the “Delek Energy Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each director and executive officer is 310 Seven Springs Way, Suite 500, Brentwood, Tennessee 37027.

Delek Services is a corporation and has a board of directors and executive officers. The name and present principal occupation of each director and executive officer of Delek Services (the “Delek Services Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each director and executive officer is 310 Seven Springs Way, Suite 500, Brentwood, Tennessee 37027.

Delek Energy and Delek Services are wholly owned subsidiaries of Delek. Delek has a board of directors and executive officers. The name and present principal occupation of each director and executive officer of Delek (the “Delek Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. The business address of each director and executive officer is 310 Seven Springs Way, Suite 500, Brentwood, Tennessee 37027.

The Delek Energy Covered Individuals, Delek Services Covered Individuals and Delek Covered Individuals are collectively referred to as the “Covered Individuals” who, together with the Reporting Persons, are the “Covered Persons.”

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On August 5, 2024, Alon USA, LP, a Texas limited partnership (“Customer”), DK Trading & Supply, LLC, a Delaware limited liability company, DKL Big Spring, LLC, a Delaware limited liability company (“Marketing”), and Delek Services entered into an Assignment and Assumption of Marketing Agreement pursuant to which that certain Marketing Agreement, dated as of March 1, 2018, by and between Marketing and Customer was assigned and assumed by Delek Services in exchange for the cancellation of 2,500,000 Common Units held by Delek Services.

On August 5, 2024, Delek, Delek Energy, and the Issuer entered into a Contribution Agreement (the “Contribution Agreement”) pursuant to which Delek Energy contributed, assigned, transferred, conveyed, and delivered to the Issuer 100% of the issued and outstanding limited liability company interests of Delek Permian Pipeline Holdings, LLC, a Delaware limited liability company, in exchange for consideration which included 2,300,000 newly issued Common Units.

Item 4. Purpose of Transaction

Item 4(a) is hereby amended and supplemented by adding the following:

On August 5, 2024, as part of a series of intercompany transactions among Delek and certain of its subsidiaries and the Issuer and certain of its subsidiaries, the Issuer cancelled 2,500,000 Common Units held by Delek Services and issued 2,300,000 Common Units to Delek Energy as described above under Item 3.

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated in its entirety as follows:

(a)(1) Delek Services is the record and beneficial owner of 11,065,410 Common Units, which, based on there being 47,029,951 Common Units outstanding as of August 5, 2024, represents approximately 23.5% of the outstanding Common Units of the Issuer.

(2) Delek Energy is the record owner of 23,045,868 Common Units and, as the sole stockholder of Delek Services, may be deemed to beneficially own the 11,065,410 Common Units held of record by Delek Services, which aggregate beneficial ownership of 34,111,278 Common Units, based on there being 47,029,951 Common Units outstanding as of August 5, 2024, represents approximately 72.5% of the outstanding Common Units of the Issuer.

(3) Delek does not directly own any Common Units of the Issuer; however, as the sole stockholder of Delek Energy, it may be deemed to beneficially own the 34,111,278 Common Units held of record by Delek Energy, which based on there being 47,029,951 Common Units outstanding as of August 5, 2024, represents approximately 72.5% of the outstanding Common Units of the Issuer.

(4) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Ezra Uzi Yemin	213,587	*
Reuven Spiegel	16,278	*
Joseph Israel	11,070	*
Denise McWatters	11,825	*
Avigal Soreq	46,526	*

*	Less than 1% of the class beneficially owned.

Item 5(c) is hereby amended and supplemented by reference to the information in Item 3 above.

Item 7. Material to Be Filed as Exhibits

EXHIBIT A	Directors and Executive Officers of Delek US Holdings, Inc., Delek US Energy, Inc., and Delek Logistics Services Company (filed herewith).

EXHIBIT B	Amended and Restated Joint Filing Statement (previously filed as Exhibit B to Amendment No. 6).

EXHIBIT C	Contribution Agreement, dated as of August 5, 2024, by and between Delek US Energy, Inc. and Delek Logistics Partners, LP. (incorporated by reference to Exhibit 2.2 of the Issuer’s Quarterly Report on Form 10-Q filed on August 7, 2024).

EXHIBIT D	Assignment and Assumption of Marketing Agreement, dated as of August 5, 2024, by and among Alon USA, LP, DK Trading & Supply, LLC, DKL Big Spring, LLC, and Delek Logistics Services Company (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 7, 2024

DELEK US HOLDINGS, INC.

By:	/s/ Reuven Spiegel
Name: Reuven Spiegel
Title: Chief Executive Vice President and Chief Financial Officer

DELEK US ENERGY, INC.

By:	/s/ Reuven Spiegel
Name: Reuven Spiegel
Title: Chief Executive Vice President and Chief Financial Officer

DELEK LOGISTICS SERVICES COMPANY

By:	/s/ Reuven Spiegel
Name: Reuven Spiegel
Title: Chief Executive Vice President and Chief Financial Officer